FOR IMMEDIATE RELEASE                       Contact: Kent A. McKee
July 18, 1994                               (316) 636-6300





MUELLER INDUSTRIES, INC. ANNOUNCES
A 37 PERCENT INCREASE IN SECOND QUARTER EARNINGS



Wichita, KS - Mueller Industries, Inc. (NYSE: MLI) today reported net income for the quarter ended June 25, 1994 of $7.3 million or 72 cents per share, on 10,176,000 weighted average shares outstanding. This compared with net income for the second quarter of 1993 of $5.3 million, or 51 cents per share on 10,443,000 weighted average shares outstanding. Net sales for the second quarter of 1994 were $136.6 million compared with net sales of $127.3 million for the same quarter of 1993.

For the first six months of 1994, net income was $12.9 million, or $1.26 per share, on net sales of $257.4 million, which compares with net income of $9.5 million, or 92 cents per share on net sales of $258.4 million for the same period of 1993.

Harvey L. Karp, Chairman, stated, "We are optimistic about the outlook for the balance of 1994. Housing starts, the most significant indicator of trends in our business, are currently at a level which signals continued brisk business."

Mueller Industries, Inc. is a leading and diversified fabricator whose products include copper tube and fittings; brass and copper alloy rods, bars and shapes; brass and bronze forgings; aluminum and copper impact extrusions; plastic fittings and valves; and refrigeration valves, driers and flare fittings. The Company also owns a short line railroad in Utah and natural resource properties in the Western United States, Alaska and Canada.


















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
MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                               For the Quarter Ended  For the Six-Months Ended
                                  June 25,  June 26,       June 25, June 26,
                                    1994     1993            1994     1993
Net sales                         $136,576  $127,321       $257,388  $258,358
Costs and expenses                 124,441   117,341        235,302   240,530
                                   -------   -------        -------   -------
Operating income                    12,135     9,980         22,086    17,828
Non operating expense, net             595     1,271          1,587     2,134
                                   -------   -------        -------   -------
Income before taxes                 11,540     8,709         20,499    15,694
Income tax expense                   4,240     3,397          7,562     6,169
                                   -------   -------        -------   -------
Net income                        $  7,300  $  5,312       $ 12,937  $  9,525
                                   =======   =======        =======   =======

Earnings per common and
   common equivalent share:

   Primary                        $    .72  $    .51       $   1.26  $    .92
                                   =======   =======        =======   =======

   Fully diluted                  $    .72  $    .51       $   1.26  $    .91
                                   =======   =======        =======   =======




























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
MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except per share data)
                                       June 25, 1994      December 25, 1993
ASSETS
Cash and cash equivalents                $    58,646             $    77,336
Accounts receivable, net                      68,358                  59,197
Inventories                                   59,601                  53,118
Other current assets                           6,232                   4,760
                                             -------                 -------

    Total current assets                     192,837                 194,411

Property, plant and equipment, net           158,643                 154,403
Other assets                                  32,182                  20,929
                                             -------                 -------


                                         $   383,662             $   369,743
                                             =======                 =======



LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt        $    12,069             $     8,391
Accounts payable                              24,965                  15,637
Other current liabilities                     30,890                  26,878
                                             -------                 -------

    Total current liabilities                 67,924                  50,906

Long-term debt                                66,355                  54,320
Other noncurrent liabilities                  40,748                  42,403
                                             -------                 -------


    Total liabilities                        175,027                 147,629

Stockholders' equity                         208,635                 222,114
                                             -------                 -------


                                         $   383,662             $   369,743
                                             =======                 =======


Book value per  share                    $     24.05             $     23.18
                                             =======                 =======





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